UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Red Robin Gourmet Burgers, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

75689M101

(CUSIP Number)

JAMES C. PAPPAS JCP INVESTMENT MANAGEMENT, LLC 1177 West Loop South, Suite 1320 Houston, TX 77027 (713) 333-5540	CHRISTOPHER MARTIN JUMANA CAPITAL INVESTMENTS LLC 1717 St. James Place, Suite 335 Houston, Texas 77056 (281) 915-2704

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 2, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		460,656
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

460,656
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

460,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		460,656
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

460,656
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

460,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		460,656
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

460,656
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

460,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		787,202
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

787,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

787,202
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

OO, IA

5

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		787,202
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

787,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

787,202
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

Jumana Capital Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		581,441
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

581,441
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

581,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

Christopher Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		581,441
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

581,441
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

581,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 75689M101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.001 par value (the “Shares”), of Red Robin Gourmet Burgers, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 10000 E. Geddes Avenue, Suite 500, Englewood, Colorado 80112.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	JCP Investment Partnership, LP, a Texas limited partnership (“JCP Partnership”);
(ii)	JCP Investment Partners, LP, a Texas limited partnership (“JCP Partners”), which serves as the general partner of JCP Partnership;
(iii)	JCP Investment Holdings, LLC, a Texas limited liability company (“JCP Holdings”), which serves as the general partner of JCP Partners;
(iv)	JCP Investment Management, LLC, a Texas limited liability company (“JCP Management”), which serves as the investment manager of JCP Partnership and certain managed accounts (the “JCP Accounts”);
(v)	James C. Pappas (together with JCP Partnership, JCP Partners, JCP Holdings and JCP Management, “JCP”), as the managing member of JCP Management and sole member of JCP Holdings;
(vi)	Jumana Capital Investments LLC, a Texas limited liability company (“Jumana Capital”); and
(vii)	Christopher Martin (together with Jumana Capital, “Jumana”), as the Manager of Jumana Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of JCP is 1177 West Loop South, Suite 1320, Houston, Texas 77027. The principal business address of Jumana is 1717 St. James Place, Suite 335, Houston, Texas 77056.

(c)       The principal business of JCP Partnership is investing in securities. The principal business of JCP Partners is serving as the general partner of JCP Partnership. The principal business of JCP Holdings is serving as the general partner of JCP Partners. The principal business of JCP Management is serving as the investment manager of JCP Partnership and the JCP Accounts. The principal occupation of Mr. Pappas is serving as the managing member of JCP Management and sole member of JCP Holdings. The principal business of Jumana Capital is investing in securities. The principal occupation of Mr. Martin is serving as the Manager of Jumana Capital.

9

CUSIP No. 75689M101

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       JCP Partnership, JCP Partners, JCP Holdings, JCP Management and Jumana Capital are organized under the laws of the State of Texas. Messrs. Pappas and Martin are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by JCP Partnership and held in the JCP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 460,656 Shares owned directly by JCP Partnership is approximately $2,017,113, including brokerage commissions. The aggregate purchase price of the 326,546 Shares held in the JCP Accounts is approximately $1,430,561, including brokerage commissions.

The Shares purchased by Jumana Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 581,441 Shares directly owned by Jumana Capital is approximately $2,666,071, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors (the “Board”) of the Issuer, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers, about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

10

CUSIP No. 75689M101

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 15,753,528 Shares outstanding as of August 20, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 22, 2024.

A.	JCP Partnership
(a)	As of the date hereof, JCP Partnership beneficially owned 460,656 Shares.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 460,656
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 460,656

B.	JCP Partners
(a)	JCP Partners, as the general partner of JCP Partnership, may be deemed the beneficial owner of the 460,656 Shares owned by JCP Partnership.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 460,656
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 460,656

C.	JCP Holdings
(a)	JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the 460,656 Shares owned by JCP Partnership.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 460,656
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 460,656

D.	JCP Management
(a)

As of the date hereof, 326,546 Shares were held in the JCP Accounts. JCP Management, as the investment manager of JCP Partnership and the JCP Accounts, may be deemed the beneficial owner of the (i) 460,656 Shares owned by JCP Partnership and (ii) 326,546 Shares held in the JCP Accounts.

Percentage: Approximately 5.0%

11

CUSIP No. 75689M101

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 787,202
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 787,202

E.	Mr. Pappas
(a)

Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the (i) 460,656 Shares owned by JCP Partnership and (ii) 326,546 Shares held in the JCP Accounts.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 787,202
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 787,202

F.	Jumana Capital
(a)	As of the date hereof, Jumana Capital beneficially owned 581,441 Shares.

Percentage: 3.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 581,441
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 581,441

G.	Mr. Martin
(a)	Mr. Martin, as the Manager of Jumana Capital, may be deemed the beneficial owner of the 581,441 Shares owned by Jumana Capital.

Percentage: 3.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 581,441
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 581,441

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed to beneficially own the 1,368,643 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 8.7% of the outstanding Shares. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

12

CUSIP No. 75689M101

(c)	The transactions in the securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Schedule A and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 23, 2024, the Reporting Persons entered into a Group Agreement (the “Group Agreement”) pursuant to which the parties agreed, among others things, (i) to form a group with respect to coordinating their activities with respect to the Issuer and its securities, (ii) to separately or jointly file Schedule(s) 13D and any amendments thereto with respect to the securities of the Issuer to the extent required by applicable law, and (iii) that expenses incurred in connection with the group’s activities would be split evenly between JCP and Jumana with each such party paying 50% of the expenses. The foregoing description of the Group Agreement is not complete and is qualified in its entirely by reference to the full text of the Group Agreement, which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Group Agreement, dated September 23, 2024.

13

CUSIP No. 75689M101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2024

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC General Partner

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

/s/ James C. Pappas
James C. Pappas

14

CUSIP No. 75689M101

Jumana Capital Investments LLC

By:	/s/ Christopher Martin
	Name:	Christopher Martin
	Title:	Manager

/s/ Christopher Martin
Christopher Martin

15

CUSIP No. 75689M101

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

JCP INVESTMENT PARTNERSHIP, LP

Purchase of Common Stock	12,096	3.6626	09/17/2024
Purchase of Common Stock	56,384	3.6920	09/18/2024
Purchase of Common Stock	22,541	3.8860	09/19/2024
Purchase of Common Stock	29,181	3.9159	09/20/2024
Purchase of Common Stock	48,296	4.2458	09/23/2024
Purchase of Common Stock	31,135	4.6528	09/24/2024
Purchase of Common Stock	43,859	4.4651	09/25/2024
Purchase of Common Stock	29,211	4.5036	09/26/2024
Purchase of Common Stock	12,290	4.4570	09/30/2024
Purchase of Common Stock	14,616	4.5130	10/02/2024
Purchase of Common Stock	20,410	4.5615	10/03/2024
Purchase of Common Stock	23,320	4.8072	10/04/2024
Purchase of Common Stock	58,660	4.6985	10/07/2024
Purchase of Common Stock	29,345	4.7547	10/08/2024
Purchase of Common Stock	29,312	4.6900	10/09/2024

JCP INVESTMENT MANAGEMENT, LLC
(Through the JCP Accounts)

Purchase of Common Stock	8,591	3.6626	09/17/2024
Purchase of Common Stock	40,110	3.6920	09/18/2024
Purchase of Common Stock	16,038	3.8860	09/19/2024
Purchase of Common Stock	20,819	3.9159	09/20/2024
Purchase of Common Stock	34,204	4.2458	09/23/2024
Purchase of Common Stock	22,146	4.6528	09/24/2024
Purchase of Common Stock	31,141	4.4651	09/25/2024
Purchase of Common Stock	20,789	4.5036	09/26/2024
Purchase of Common Stock	8,760	4.4570	09/30/2024
Purchase of Common Stock	10,384	4.5130	10/02/2024
Purchase of Common Stock	14,462	4.5615	10/03/2024
Purchase of Common Stock	16,419	4.8072	10/04/2024
Purchase of Common Stock	41,340	4.6985	10/07/2024
Purchase of Common Stock	20,655	4.7547	10/08/2024
Purchase of Common Stock	20,688	4.6900	10/09/2024

JUMANA CAPITAL INVESTMENTS LLC

Purchase of Common Stock	82,500	4.2458	09/23/2024
Purchase of Common Stock	53,280	4.6528	09/24/2024
Purchase of Common Stock	75,000	4.4651	09/25/2024
Purchase of Common Stock	50,000	4.5036	09/26/2024
Purchase of Common Stock	21,050	4.4570	09/30/2024
Purchase of Common Stock	25,000	4.5130	10/02/2024
Purchase of Common Stock	34,872	4.5615	10/03/2024
Purchase of Common Stock	39,739	4.8072	10/04/2024
Purchase of Common Stock	100,000	4.6985	10/07/2024
Purchase of Common Stock	50,000	4.7547	10/08/2024
Purchase of Common Stock	50,000	4.6900	10/09/2024